

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-Mail
Mr. Brent Olthoff
Chief Financial Officer
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

   Re: **HF Finanical Corp.**
          Form 10-K for the fiscal period ended June 30, 2010
          Filed June 30, 2010
          File No. 033-44383

Dear Mr. Olthoff:

        We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K

Asset Quality, page 71

   1. Please refer to your response to comment 1 of our June 7, 2011 letter. Based on your response, it appears you restructured several loans for one borrower and immediately brought portions of them current, returning the loans to accrual status. The remaining portions of the loans remained on non-accrual status. Prior to restructuring, these loans had been on non-accrual status for some time. Please address the following:

- If our understanding is correct, please tell us and revise future filings to clarify the basis for returning non-accrual loans that were part of a trouble debt restructuring to accrual status upon restructuring. We believe a reasonable period of performance for these types of loans is required before they are returned to accrual status.

- If our understanding is correct, please provide us and include disclosures in your fiscal 2011 Form 10-K that sets forth what your non-performing loans would have been had you not returned these loans to accrual status upon restructuring, including a detailed description of terms of the restructurings and a revision of all ratios related to non-accrual loans and non-performing assets. Disclose the ratios as previously reported and as revised.

- Please provide us a schedule of each loan that was restructured that includes the terms of the loan before and after restructuring, days delinquent prior to restructuring and that sets forth the loan's performance since restructuring.

- Please revise future filings to clearly disclose your policy for returning non-accrual loans to accrual status.

Financial Statements, beginning on page 92

Note 2. Investments in Securities, page 110
Note 18. Financial Instruments, page 138

2. Please refer to your responses to comments 2 and 3 of our June 7, 2011 letter and address the following:

- Your responses to our comments were not conclusive and did not provide us the level of detail requested in them. We reissue both comment 2 and comment 3 of our June 7, 2011 letter. For comment 2, provide a more detailed description of each scenario, how you developed them and why you think they are reasonable. For comment 3, set forth each bullet point in that comment and provide a detailed response addressing each point.

- You state in your response to comment 3 that you do not have access to the assumptions used by the third party pricing service and that you review the related prices for reasonableness based on quarter to quarter changes. Absent access to the assumptions, it seems there is no basis for evaluating reasonable. Please tell us who the third party pricing service is and describe in more detail how these prices are obtained and evaluated for reasonableness.

- In order for us to understand how you fair valued your TPS and evaluated them for OTTI, please provide us your complete, detailed analysis for each security.

You may contact Paul Cline, Staff Accountant, at (202)551-3851 or me at (202)551-3492 if you have questions regarding our comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant